File Nos.  333-187583
811-22818

As filed with the Securities and Exchange Commission
on May 2, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑

Pre-Effective Amendment No. __	☐

Post-Effective Amendment No. 5	☑

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☑

Amendment No. 8	☑

WESTCHESTER CAPITAL FUNDS

(Exact Name of Registrant as Specified in Charter)

100 Summit Lake Drive
Valhalla, New York 10595
 (Address of principal executive offices)

(914) 741-5600
 (Registrant's telephone number, including area code)

Bruce Rubin
 Vice President
Westchester Capital Funds
100 Summit Lake Drive
Valhalla, New York 10595
(Name and address of agent for Service)

with copies to:

Jeremy Smith, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (File No. 333-187583) of WCM Alternatives: Event-Driven Fund, a series of the Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of Part A and Part B of the Registration Statement are incorporated herein by reference.

2

WESTCHESTER CAPITAL FUNDS

PART C

OTHER INFORMATION

Item 28.     Exhibits

(a)	Amended and Restated Agreement and Declaration of Trust. (Previously filed as Exhibit (a) to Pre-Effective Amendment No. 1 to the Registration Statement.)

(b)	Bylaws of Registrant. (Previously filed as Exhibit (b) to the Registration Statement.)

(c)	None.

(d)	(i) Form of Investment Advisory Agreement – (Previously filed as Exhibit (d) to Pre-Effective Amendment No. 2 to the Registration Statement.)

(ii) Expense Waiver and Reimbursement Agreement – (Previously filed as Exhibit (d)(ii) to Post-Effective Amendment No. 2 to the Registration Statement.)

(e)	Distribution Agreement between Registrant and Quasar Distributors, LLC, dated as of July 30, 2013 – (Previously filed as Exhibit (e) to Pre-Effective Amendment No. 2 to the Registration Statement.)

(f)	Not Applicable.

(g)	Custody Agreement between Registrant and U.S. Bank National Association dated, as of July 30, 2013 – (Previously filed as Exhibit (g) to Pre-Effective Amendment No. 2 to the Registration Statement.)

(h)	Other Material Contracts

1.  Form of Transfer Agent Servicing Agreement – (Previously filed as Exhibit (h)(1) to Pre-Effective Amendment No. 2 to the Registration Statement.)

2.  Form of Fund Accounting Servicing Agreement – (Previously filed as Exhibit (h)(2) to Pre-Effective Amendment No. 2 to the Registration Statement.)

3.  Form of Fund Administration Servicing Agreement – (Previously filed as Exhibit (h)(3) to Pre-Effective Amendment No. 2 to the Registration Statement.)

4.  Powers of Attorney. (Previously filed as Exhibit (h)(5) to Pre-Effective Amendment No. 1 to the Registration Statement.)

(i)	Opinion and Consent of Counsel – (Previously filed as Exhibit (i) to Pre-Effective Amendment No. 2 to the Registration Statement.)

(j)	Consent of Independent Registered Public Accounting Firm – filed herewith.

(k)	Not Applicable.

(l)	Form of Subscription Agreement – (Previously filed as Exhibit (l) to Pre-Effective Amendment No. 2 to the Registration Statement.)

(m)	Registrant’s Investor Class Shares Distribution Plan – (Previously filed as Exhibit (m) to Pre-Effective Amendment No. 2 to the Registration Statement.)

(n)	Registrant’s Multi Class Plan – (Previously filed as Exhibit (n) to Pre-Effective Amendment No. 2 to the Registration Statement.)

(o)	RESERVED.

(p)	Joint Code of Ethics of Westchester Capital Management, LLC, Westchester Capital Partners, LLC, The Fund VL, The Merger Fund VL, and Westchester Capital Funds – (Previously filed as Exhibit (p) to Pre-Effective Amendment No. 2 to the Registration Statement.)

Item 29.    Persons Controlled by or Under Common Control with Registrant.

Inapplicable.

Item 30.    Indemnification.

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”), which was previously filed as Exhibit (a) to Pre-Effective Amendment No. 1 to the Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.   Business and Other Connections of Investment Adviser.

Westchester Capital Management, LLC, the Registrant’s investment adviser, also manages merger-arbitrage accounts for high-net-worth individuals and other institutional investors.  The information required by this Item 31 with respect to each member, officer or partner of Westchester Capital Management, LLC is incorporated by reference to Schedules A and D of Form ADV filed by Westchester Capital Management, LLC pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-72002).

Item 32.   Principal Underwriters.

(a) Quasar Distributors, LLC, the Registrant’s principal underwriter as of December 31, 2015, acts as principal underwriter for the following investment companies:

1919 Funds	LKCM Funds
AC One China Fund	LoCorr Investment Trust
Academy Fund Trust	Loeb King Funds
Advantus Mutual Funds	Logan Capital Funds
Aegis Funds	MainGate MLP Funds
Akre Funds	Matrix Asset Advisors, Inc.
Allied Asset Advisors Funds	Maydenbauer Dividend Growth Fund
Alpha Funds	McKinley Funds

AlphaClone ETF Fund	MD Sass
Alpha Architect Funds	Monetta Fund, Inc.
Alpine Equity Trust	Monetta Trust
Alpine Income Trust	Morgan Dempsey Funds
Alpine Series Trust	Muhlenkamp (Wexford Trust)
American Trust	Muzinich Funds
Angel Oak Funds	New Path Funds
Appleton Group	Nicholas Funds
Appleton Partners Inc	Nuance Funds
Balter Liquid Alternatives Funds	Oaktree Funds
Barrett Growth Fund	Orinda Funds
Barrett Opportunity Fund	O'Shaughnessy Funds
Becker Value Equity Fund	Osterweis Funds
Boston Common Funds	Otter Creek Funds
Brandes Investment Trust	Pension Partners Funds
Bridge Builder Trust	Permanent Portfolio Funds
Bridges Investment Fund, Inc.	Perritt Funds, Inc.
Bright Rock Funds	PIA Funds
Brookfield Investment Funds	Poplar Forest Funds
Brown Advisory Funds	Port Street Funds
Buffalo Funds	Portfolio 21
Bushido Funds	Primecap Odyssey Funds
CAN SLIM Select Growth Fund	Prospector Funds
Capital Advisors Funds	Provident Mutual Funds, Inc.
Capital Guardian Funds Trust	Purisima Funds
Chase Funds	Pzena Funds
Coho Partners	Rainier Funds
Collins Capital Funds	RBC Funds Trust
Compass EMP	Reinhart Funds
Congress Funds	Rockefeller Funds
Consilium Funds	Rothschild Funds
Contravisory Funds	Samson Funds
Convergence Funds	Scharf Funds
Cove Street Capital Funds	Schooner Investment Group
Davidson Funds	SCS Financial Funds
Dearborn Funds	Semper Funds
DoubleLine Funds	Shenkman Funds
DSM Capital Funds	Smith Group Funds
Edgar Lomax Value Fund	Snow Capital Family of Funds
Evermore Global Investors Trust	Sound Point Funds
FactorShares Trust	Strategic Income Funds
Falah Capital	Stone Ridge Funds

First American Funds, Inc.	Stone Ridge Trust II
Fort Pitt Capital Group, Inc.	Stone Ridge Funds
Fund X Funds	Thomas Crown Funds
Geneva Advisors Funds	Thomas White Funds
Glenmede Fund, Inc.	Thompson IM Funds, Inc.
Glenmede Portfolios	Tiedemann Funds
GoodHaven Funds	TorrayResolute Funds
Great Lakes Funds	Tortoise Funds
Greenspring Fund	Trust and Fiduciary Management Services ETF
Guinness Atkinson Funds	Tygh Capital Management
Harding Loevner Funds	USA Mutuals Funds
Hennessy Funds Trust	Validea Funds
Hodges Funds	Vident Funds
Hotchkis & Wiley Funds	Villere & Co.
Huber Funds	Visium Funds
Infinity Q Funds	Wall Street Fund, Inc.
Intrepid Capital Management	Wasmer Schroeder Funds
IronBridge Funds	WBI Funds
Jacob Funds, Inc.	Westchester Capital Funds
Jensen Funds	Windowpane Advisors, LLC
Kellner Funds	Wisconsin Capital Funds, Inc.
Kirr Marbach Partners Funds, Inc	YCG Funds
Lawson Kroeker Funds	Ziegler Strategic Income Fund

(b) To the best of Registrant’s knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name and Principal Business Address	Position and Offices with Underwriter	Positions and Offices with Fund
James R. Schoenike(1)	President, Board Member	None
Andrew M. Strnad(2)	Vice President, Secretary	None
Susan LaFond(1)	Vice President, Treasurer	None
Teresa Cowan(1)	Senior Vice President, Assistant Secretary	None
John Kinsella(3)	Assistant Treasurer	None
Brett Scribner(3)	Assistant Treasurer	None
Joseph Bree(1)	Chief Financial Officer	None
Joe Redwine(1)	Board Member	None
Robert Kern(4)	Board Member	None

(1) This individual is located at 615 East Michigan Street, Milwaukee, Wisconsin 53202.
(2) This individual is located at 10 West Market Street, Suite 1150, Indianapolis, Indiana 46204.
(3) This individual is located at 800 Nicollet Mall, Minneapolis, Minnesota 55402.
(4) This individual is located at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) None

Item 33.    Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant, c/o Westchester Capital Management, LLC, 100 Summit Lake Drive, Valhalla, New York 10595, the Registrant’s transfer agent, c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202, or the Registrant’s custodian, c/o U.S. Bank, N.A., 1555 N. RiverCenter Drive, Suite 302, Milwaukee, WI 53102.

Item 34.    Management Services.

Not applicable.

Item 35.    Undertakings.

Not applicable.

NOTICE

A copy of the Declaration of Trust of Westchester Capital Funds is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), each as amended, the Registrant has duly caused this Post-Effective Amendment No. 5 under the Securities Act and Amendment No. 8 under the 1940 Act to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Valhalla and the State of New York on the 2nd day of May, 2016.

WESTCHESTER CAPITAL FUNDS

By:	/s/ Roy Behren
Name:	Roy Behren
Title:	Co-President; Treasurer and Trustee

By:	/s/ Michael T. Shannon
Name:	Michael T. Shannon
Title:	Co-President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date
/s/ Roy Behren Roy Behren	Co-President, Treasurer and Trustee	May 2, 2016
/s/ Michael T. Shannon Michael T. Shannon	Co-President and Trustee	May 2, 2016
Barry Hamerling* Barry Hamerling	Trustee	May 2, 2016
Richard V. Silver* Richard V. Silver	Trustee	May 2, 2016
Christianna Wood* Christianna Wood	Trustee	May 2, 2016
* By: /s/ Roy Behren Roy Behren Attorney-in-Fact**

**Pursuant to Powers of Attorney for each of Barry Hamerling, Richard V. Silver and Christianna Wood filed as Exhibit (h)(5) to Pre-Effective Amendment No. 1 to the Registration Statement filed on August 9, 2013.

Exhibit Index

Exhibit Number	Description
(j)	Consent of Independent Registered Public Accounting Firm.